Exhibit 1.01

Semtech Corporation

Conflict Minerals Report

for the Year Ended December 31, 2016

This Conflict Minerals Report of Semtech Corporation (“Semtech”) for calendar year 2016 is filed in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”). Numerous terms in this Report are defined in Rule 13p-1 and Form SD and the reader is referred to those sources for such definitions. Unless the context otherwise requires, “Semtech” “we,” “our” and “us” refers to Semtech Corporation and its consolidated subsidiaries.

Semtech has determined that conflict minerals, which are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tantalum, tin, or tungsten (“conflict minerals”), are necessary to the functionality and/or production of many of our manufactured products. We undertook a reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals in our manufactured products. This RCOI was reasonably designed to determine whether any of the conflict minerals in our manufactured products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) and whether any of the conflict minerals may be from recycled or scrap sources. Semtech also exercised due diligence on the source and chain of custody of the conflict minerals.

Company Overview

Semtech is a global supplier of high performance analog and mixed-signal semiconductor products. We design, develop and market a wide range of products for commercial applications, the majority of which are sold into the enterprise computing, communications, high-end consumer and industrial end-markets. Our products are designed into a wide variety of end applications, including base stations, optical networks, datacenters, storage networks and computers and computer peripherals. Our products are also designed into wireless local area network communication infrastructure equipment, smartphones and other handheld products, set-top boxes, digital televisions, broadcast studio equipment, automated meter reading, military and aerospace, medical, security systems, automotive, industrial and home automation, video security and surveillance and other industrial equipment. The end-customers for our products are primarily original equipment manufacturers that produce and sell electronics.

Product Overview

Semtech’s product lines are classified in the following categories: Signal Integrity Products, Protection Products, Wireless and Sensing Products, and Power and High-Reliability Products and Systems Innovation Group. The majority of our products contain various metals, including conflict minerals, which originate in mines around the world.

Signal Integrity Products. We design, develop and market a portfolio of optical communications, broadcast video and backplane products used in a wide variety of enterprise computing, industrial, communications and high-end consumer applications. Our comprehensive portfolio of integrated circuits (“ICs”) for optical transceivers, backplane applications and high-speed interfaces ranges from 100Mbps to 100Gbps and supports key industry standards such as Fibre Channel, Infiniband, Ethernet, passive optical networks and SONET. Our broadcast video products offer advanced solutions for next generation video formats, ever increasing data rates and evolving input/output and distance requirements.

Protection Products. We design, develop and market high performance protection devices, which are often referred to as transient voltage suppressors (“TVS”). TVS devices provide protection for electronic systems where voltage spikes (called transients), such as electrostatic discharge , electrical over stress or secondary lightning surge energy, can permanently damage sensitive complementary metal-oxide-semiconductor ICs. Our portfolio of protection solutions include filter and termination devices that are integrated with the TVS device. Our products provide robust protection while preserving signal integrity in high-speed communications, networking and video interfaces. These products also operate at very low voltage. Our protection products can be found in a broad range of applications including smart phones, LCD TVs, set-top boxes, tablets, computers, notebooks, base stations, routers, automobile and industrial instruments.

Wireless and Sensing Products. We design, develop and market a portfolio of specialized RF products used in a wide variety of industrial, medical and communications applications, and specialized sensing products used in industrial and consumer applications. Our wireless products feature industry leading and longest range industrial, scientific and medical radio, enabling a lower total cost of ownership and increased reliability in all environments. This makes these products particularly suitable for machine to machine and internet of things applications. Our unique sensing interface platforms can interface to any sensor and output digital data in any form. Specifically, the proximity sensing capability of our devices enable advanced user interface solutions for mobile and consumer products. Our wireless and sensing products can be found in a broad range of applications in the industrial, medical and consumer markets.

Power and High-Reliability Products. We design, develop and market power product devices that control, alter, regulate and condition the power within electronic systems. The highest volume product types within the power product line are switching voltage regulators, combination switching and linear regulators, smart regulators, isolated switches and charge pumps, and wireless charging. Our Power products feature highly integrated functionality for the communications, industrial and computing markets and low-power, small form factor and high-efficiency products for smart phones and other mobile devices, notebook computers, computer peripherals and other consumer devices. The primary application for these products is power regulation for enterprise computing, communications, high-end consumer and industrial systems. Our high-reliability discrete semiconductor products are comprised of rectifiers, assemblies (packaged discrete rectifiers) and other products that are typically used to convert alternating currents into direct currents and to protect circuits against very high voltage spikes or high current surges.

Our High-Reliability products can be found in a broad range of applications including industrial, military, medical, automotive, aerospace and defense systems, including satellite communications.

Systems Innovation Group. During the first half of 2016 we had a Systems Innovation Group which was chartered with developing innovative analog/mixed signal intellectual property for emerging systems. On August 5, 2016, we completed the divestiture of the remaining part of our Systems Innovation Group. Following the divestiture, we no longer have a Systems Innovation Group.

Reasonable Country of Origin Inquiry and Due Diligence Process

Semtech as a purchaser is many steps removed from the mining of the conflict minerals that is necessary to the functionality or production of our semiconductor products. We do not purchase raw ore or unrefined conflict minerals, and do no purchasing in the Covered Countries. In order to manage the scope of this task, we relied upon our suppliers to provide information on the origin of the conflict minerals contained in components and materials supplied to us, including sources of conflict minerals that are supplied to them from sub-tier suppliers. Our suppliers are expected to provide the conflict minerals sourcing information to us per our Conflict Minerals Policy (available at: www.semtech.com/images/quality/Metals-Procured-from-Conflict-Areas-Policy.pdf). We have also implemented a vendor qualification requirement that requires the provision of such information upon engagement of a new vendor.

For this Report, we performed an analysis of our products and product components, and the role that suppliers play throughout our manufacturing and product delivery processes. We defined the scope of our conflict minerals due diligence by identifying and reaching out to our current suppliers that provide components or engage in manufacturing activities that are likely to contain conflict minerals. We adopted the standard Conflict Minerals reporting templates (“CMRT”) established by the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) and launched our conflict minerals due diligence communication survey to these suppliers, who are foundries, materials, and turnkey and assembly service suppliers.

We designed our due diligence measures to be in conformity, in all material respects, with the framework in the Second Edition of the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for gold, tin, tantalum and tungsten (“OECD Framework”).

Summarized below are the design components of our conflict minerals program as they relate to the five-step framework set forth in the OECD Framework:

1.	Establish strong company management systems:

•	Adopted a Conflict Minerals Policy which provides that Semtech will seek to ensure, to the extent reasonably practicable in light of existing supply chain validation and auditing capabilities, that the products within our supply chain are not fabricated nor assembled with metals whose origin traces back to any “conflict areas” as identified by the EICC, the GeSI, and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010;

•	Established a conflict minerals working group to oversee our due diligence process;

•	Communicated with our direct suppliers and requested that they execute the CMRT twice annually (February and August); and

•	Incorporated vendor qualification requirements related to conflict minerals in our standard qualification process so that current and future suppliers are obligated to participate in a supply chain survey and related due diligence activities.

2.	Identify and assess risks in our supply chain:

•	Identified direct suppliers that supply products to Semtech that may contain conflict minerals;

•	Conducted a supply-chain survey with direct suppliers using the CMRT to identify the smelters and refiners which contribute refined conflict minerals to Semtech products;

•	Compared the smelters and refiners identified by direct suppliers via the supply-chain survey against the list of smelter and refiner facilities which have received a “conflict free” designation (such as the EICC/GeSI Conflict Free Smelter Program’s (“CFSP”) lists for tantalum, tin, tungsten and gold) by participating in an independent third party smelter audit; and

•	Reviewed other information provided by direct suppliers with respect to their investigations regarding smelters and refiners within their supply chain.

3.	Design and implement a strategy to respond to identified risks:

•	Followed up with direct suppliers that did not respond to the survey or that provided incomplete responses.

4.	Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing:

Semtech does not have a direct relationship with conflict minerals smelters and refiners, nor do we perform direct audits of these entities that provide our supply chain with conflict minerals. However, we do rely upon third parties, including the CFSP, to coordinate and conduct third-party audits of these facilities. We rely upon the published results of these third-party audits to validate the responsible sourcing practices of the smelters and other processing facilities in our supply chain.

5.	Report on supply chain due diligence:

In addition to this Report which discloses our supply chain due diligence, further information about our supply chain due diligence is disclosed in our Conflict Minerals Policy which is posted on our website at www.semtech.com/images/quality/Metals-Procured-from-Conflict-Areas-Policy.pdf

Results of Due Diligence

For the reporting period January 1 to December 31, 2016, following our reasonable country of origin inquiry and our due diligence process, we have reason to believe that a portion of the conflict minerals used in our products originated from the Covered Countries, but we have not identified any instances in which the sourcing of conflict minerals directly or indirectly financed or benefitted armed groups in the Covered Countries.

Our determination as to the origins and chain of custody of the conflict minerals is based on the reasonable country of origin inquiry and due diligence measures described above and expressly subject to the Cautionary Statements set forth below.

As a result of Semtech’s due diligence efforts, we received survey responses to the CMRT from 68 suppliers representing 99% of our manufacturing spend on suppliers that we believe provide components to us, or engage in manufacturing activities for us, that may contain conflict minerals (the “Covered Components/Materials”). 94% of the responding suppliers stated that they did, in fact, provide Covered Components/Materials. 37 of the responding suppliers confirmed that the Covered Components/Materials they provided to us either (a) did not contain conflict minerals sourced from the Covered Countries, or (b) originated entirely from recycled or scrap sources.

Although the remaining 31 responding suppliers stated that the Covered Components/Materials they provided to us (a) may contain conflict minerals sourced from the Covered Countries, and (b) did not originate entirely from recycled or scrap sources, all responding suppliers provided information regarding smelters and refineries in their supply chains. Semtech has confirmed that 100% of the 206 unique smelters and refineries identified by our responding suppliers as potentially in our supply chain are on the list of smelters and refineries that have received a “conflict free” designation from the CFSP as of May 19, 2017.

To date, validation under the CFSP has been accepted by our industry as the primary standard for determining whether a smelter or refiner processes conflict minerals that directly or indirectly finance or benefit armed groups. Like our industry peers, Semtech relies on the independent third-party audits conducted under the CFSP as furnishing a reasonable basis to conclude that smelters and refiners validated under such program have control procedures that prevent them from directly or indirectly financing or benefiting armed groups operating in the Covered Countries. Because of industry acceptance of the CFSP Semtech found no reasonable basis for independently determining that these validated smelters and refiners sourced conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries.

Cautionary Statements

Our reasonable country of origin inquiry as well as our due diligence measures have endeavoured to overcome the unavoidable limitations inherent in collecting information about the origins and chain of custody of the conflict minerals used in our finished products as a downstream purchaser of the conflict minerals operating within a complex international electronics supply chain. As such, we rely on our suppliers for the ultimate veracity of the information which they provide about the smelters or refiners whom they employ because we do not have any direct contractual relationship with or power of control over such smelters or refiners. Information subjected to fraud by third parties may elude detection even after having been subjected to robust verification due diligence measures. In spite of these difficulties, our determination made herein stands as reasonable assurance of the current status of our conflict minerals compliance and in no way detracts from our commitment towards creating a conflict-free supply chain for our products when infrastructures that further facilitate conflict minerals compliance would become more prevalent, established and readily available at reasonable cost in time and resources. In addition, although we requested information at a product level, many suppliers returned information at a company or division level, not at a product level. Such suppliers were unable to specify the smelters used for components supplied to Semtech. Therefore the information provided was not necessarily limited to smelters contained in components supplied to us and confirmed to be in the Company’s supply chain.

Risk Mitigation Measures

During calendar year 2016 Semtech took steps to increase response rates from suppliers that provide Covered Components/Material by integrating the CMRT survey into its supplier qualification process, establishing timelines for periodic requests for updates of CMRT information, and expanding the membership of our internal conflict minerals working group. During calendar year 2016 Semtech disqualified and ceased to purchase products and/or services from two suppliers as a result of their refusal to respond to the CMRT survey. Semtech intends to undertake the following steps to improve its due diligence during the next compliance period to further mitigate the risk that its necessary conflict minerals do not benefit armed groups, including:

•	Continuing to encourage our direct suppliers to purchase materials from smelters or refiners who have obtained a “conflict free” designation from an industry program such as the CFSP;

•	Continuing to work with direct suppliers to provide responses to the surveys at a product level instead of a company or divisional level;

•	Comparing due diligence results to information collected via independent conflict free smelter validation programs in addition to the CSFP as they are established; and

•	Continuing the design and implementation of a plan to monitor and track suppliers, if any, identified as not meeting the requirements set forth in our Conflict Minerals Policy to determine their progress in meeting those requirements.